August 15, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:  William H. Thompson
Accounting Branch Chief
Office of Consumer Products

RE:	Portland General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 16, 2018
Form 8-K filed February 16, 2018
Form 8-K filed April 27, 2018
Form 8-K filed July 27, 2018
File No. 1-5532-99

Dear Mr. Thompson:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated August 9, 2018 (the “Comment Letter”), to Ms. Maria M. Pope, President and Chief Executive Officer of Portland General Electric Company (the “Company”), containing comments with respect to the Company’s above referenced filings.

The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 8-K filed February 16, 2018

Exhibit 99.1

1.
We note you present non-GAAP earnings adjusted for the impacts of the Tax Cuts and Jobs Act and include a reconciliation on page 5.  In future filings please include all the required disclosures in Item 10(e)(1)(i) of Regulation S-K.

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
August 15, 2018

Response:

In future earnings releases filed under Item 2.02 of Form 8-K, where reference is made to a non-GAAP financial measure, we will expand our disclosure to include all required disclosures pursuant to Item 10(e)(1)(i) of Regulation S-K.

Forms 8-K filed April 27, 2018 and July 27, 2018

Exhibit 99.2

2.
We note you present the impact of the change in gross margin, a non-GAAP measure, on earnings per share.  In future filings please label the measure to clearly indicate it is a non-GAAP financial measure and provide the disclosures required by Regulation G.

Response:

In future earnings conference call slides, where reference is made to a non-GAAP measure of gross margin, we will clearly indicate that it is a non-GAAP financial measure and provide the disclosures required by Regulation G.

* * * * *

We believe that the foregoing is fully responsive to the Comment Letter.  If you have any questions or concerns, or require clarification on any of the matters addressed herein, please contact Jardon Jaramillo, Controller and Assistant Treasurer at (503) 464-7051 or jardon.jaramillo@pgn.com.

Very truly yours,

PORTLAND GENERAL ELECTRIC COMPANY

By:	/s/ James F. Lobdell
James F. Lobdell
Senior Vice President of Finance,
Chief Financial Officer and Treasurer

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